SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Prana’s Huntington Disease trial analysis to feature at global movement disorder conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

June 22, 2016

Prana’s Huntington Disease trial analysis to feature at global movement disorder conference

MELBOURNE, June 22nd 2016: Prana Biotechnology Ltd (ASX PBT: NASDAQ PRAN) is pleased to announce that further analysis of the results of its REACH2HD trial to treat Huntington Disease will be featured at the 20th Annual International Movement Disorder Society Congress.

The analysis by researchers and statisticians at Georgetown MedStar University, Washington, DC, examined the relationship between formal cognitive testing and verbatim patient reports of their most bothersome problems. The results are featured as a poster presentation at the conference in Berlin on June 22, 2016.

Lancet Neurology has previously published the results of the REACH2HD trial in Huntington disease*. At the time, the authors noted that trial participants receiving a once a day oral dose of PBT2 showed an improvement in a pre-determined outcome - Trails Making Test Part B (TMTB), a measure of executive functioning. The new analysis in today’s poster presentation shows that of those trial participants self-reporting an improvement in their thinking, 90% were on Prana’s PBT2 treatment.

Prana director and movement disorders expert Professor Ira Shoulson welcomed the analysis findings.

“These analyses are reassuring, and the findings provide clinical meaningfulness to the objective and statistically significant improvement we saw in Trailmaking B testing of cognitive performance from the trial,” he said.

The poster will be available on Prana’s website www.pranabio.com

*Huntington Study Group Reach2HD Investigators (2015). Safety, tolerability, and efficacy of PBT2 in Huntington's disease: a Phase 2, randomised, double-blind, placebo-controlled trial. Lancet Neurol.14(1):39-47. Published Online November 14, 2014 http://dx.doi.org/10.1016/S1474-4422(14)70262-5

Contacts:

Investor Relations	Media
Rebecca Wilson	Gavin Lower
E: rwilson@buchanwe.com.au	E: glower@buchanwe.com.au
Tp: +61 3 9866 4722	Tp: +61 3 9866 4722

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.